UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  _____  )*
AxoGen, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05463x106

(CUSIP Number)
September 30, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05463x106

1	NAMES OF REPORTING PERSONS AMV Partners I, LP (“AMV LP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,017,904 shares, except that (i) Accuitive Medical Ventures, LLC (“AMV LLC”), the general partner of AMV LP, may be deemed to have sole power to vote these shares and (ii) Thomas Weldon (“Weldon”), a managing member of AMV LLC, may be deemed to have shared power to vote these shares and Charles Larsen (“Larsen”), a managing member of AMV LLC, may be deemed to have shared power to vote these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:
1,017,904 shares, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have shared power to dispose of these shares and (ii) Weldon, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares and Larsen, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	05463x106

1	NAMES OF REPORTING PERSONS Accuitive Medical Ventures LLC (“AMV LLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole voting power over the shares owned directly by AMV LP and (ii) Weldon, a managing member of AMV LLC, may be deemed to have shared power to vote these shares and Larsen, a managing member of AMV LLC, may be deemed to have shared power to vote these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:
1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole dispositive power over the shares owned directly by AMV LP and (ii) Weldon, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares and Larsen, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	05463x106

1	NAMES OF REPORTING PERSONS Thomas Weldon (“Weldon”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole voting power over the shares owned directly by AMV LP and (ii) Larsen, a managing member of AMV LLC, may be deemed to have shared power to vote these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:
1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole dispositive power over the shares owned directly by AMV LP and (ii) Larsen, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	05463x106

1	NAMES OF REPORTING PERSONS Charles Larsen (“Larsen”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole voting power over the shares owned directly by AMV LP and (ii) Weldon, a managing member of AMV LLC, may be deemed to have shared power to vote these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER
REPORTING WITH:
1,017,904 shares, all of which are owned directly by AMV LP, except that (i) AMV LLC, the general partner of AMV LP, may be deemed to have sole dispositive power over the shares owned directly by AMV LP and (ii) Weldon, a managing member of AMV LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.30%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a) Name of issuer
Item 1(b) Address of issuer’s principal executive offices
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investmen t Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule&nb sp;13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identification of the relevant subsidiary
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity
Item 10. Certifications
SIGNATURE

Item 1(a) Name of issuer:
AxoGen, Inc.
Item 1(b) Address of issuer’s principal executive offices:
13859 Progress Boulevard, Suite 100
Alachua, Florida 32615
2(a) Name of person filing:
This statement is filed by AMV Partners I, LP (“AMV LP”), Accuitive Medical Ventures LLC (“AMV LLC”), Thomas Weldon (“Weldon”) and Charles Larsen (“Larsen”). AMV LLC, the general partner of AMV LP, may be deemed to have sole voting power and sole dispositive power with respect to the shares of the issuer directly owned by AMV LP. Weldon and Larsen are the managing members of AMV LLC, the general partner of AMV LP.
2(b) Address or principal business office or, if none, residence:
The address for each Reporting Person is:
Accuitive Medical Ventures LLC
2905 Premiere Parkway, Suite 150
Duluth, GA 30097
2(c) Citizenship:
AMV LP is a Delaware limited partnership. AMV LLC is a Delaware limited liability company. Weldon and Larsen are United States citizens.
2(d) Title of class of securities:
Common Stock
2(e) CUSIP No.:
05463x106
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e) [ ] An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
(j) [ ] A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution:  _____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b) Percent of class:
See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d—3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Under certain circumstances set forth in the limited partnership agreements of AMV LP and the limited liability company agreement of AMV LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or a member, as the case may be.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable.
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d—1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identity of each member of the group.
Not applicable.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable.
Item 10. Certifications
(c) The following certification shall be included if the statement is filed pursuant to §240.13d—1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2011	AMV PARTNERS I, LP

By: Accuitive Medical Ventures, LLC

	By:	/s/ Charles Larsen

Name: Charles Larsen
Title: Managing Member

ACCUITIVE MEDICAL VENTURES LLC

	By:	/s/ Charles Larsen

Name: Charles Larsen
Title: Managing Member

THOMAS WELDON

	By:	/s/ Thomas Weldon

Name: Thomas Weldon

CHARLES LARSEN

	By:	/s/ Charles Larsen

Name: Charles Larsen